Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES ANOC TM JOINT VENTURE PROGRESS UPDATE – ANOC CHINA OPERATIONAL AND KEY EXECUTIVES ANNOUNCED

Vancouver, B.C. January 25, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia, announces a progress update on its China consumer products joint venture ANOCTM.

The registration for the ANOCTM China operation has now been completed. “ANOCTM Anhui” has now been formally registered and has received a national business license for its business activities that include research and development, production, marketing and sales. The license will allow ANOCTM to operate its business nationally which facilitates the targeted product rollout in key cities throughout China in comparison to a more time consuming approach applying for regionally registered companies. In addition to this important milestone in the company’s start-up phase, the Company is also announcing the formal appointment of six senior executives with ANOCTM China. The senior executive team will be based in Shanghai.

GLG Chairman and CEO Dr. Luke Zhang stated, “This is the first important milestone to get ANOCTM officially operational in China and to facilitate our ANOCTM product launch in 2011 and I am pleased to report the transfer of some of the senior team from our joint venture partner,

China Agriculture and Healthy Foods Company Limited (“CAHFC”) is now complete as well as the recent recruitment of additional executives into ANOCTM to formally commence our operations. I believe the senior executive team that we have recruited from leading food and beverage companies brings a wealth of knowledge and experience that will be a key factor in our future success. I am very excited to be working with such a high caliber team of senior executives.”

New Senior Executives for ANOCTM China

Vice President of R&D and Formulation – Mr. Chen Tzyh Chen
Mr. Chen comes to ANOCTM with over 32 years of consumer beverage and food formulation experience. He is responsible for developing many leading food and beverage products in Asian markets including China and Japan. Mr. Chen has held senior positions with President Enterprises Corporation as well as serving as a leading formulation consultant to many food and beverage companies in Asia.

Mr. Chen stated, “I am very happy to be joining ANOCTM and bring great tasting all natural zero calorie products to the China market. I know the Chinese beverage market very well and the ANOCTM products are formulated to meet the tastes and demands of this market while at the same time providing healthier products to Chinese consumers.”

Vice President of Marketing – Mr. Cheng Yin-Chieh
Mr. Cheng has over 26 years marketing experience in consumer beverage and food including branding and product marketing in China including Hong Kong and Taiwan. Mr. Cheng has held senior positions with Master Kong Beverage Corporation, President Enterprises Corporation and Brain Advertising.

Mr. Cheng stated, “ANOCTM is an excellent opportunity to bring together a strong, experienced team to develop the market for ANOC’s brand concept – great tasting, all natural, good for you food and beverage products. I see great potential in our initial beverage product line and we are looking into fast expansion into food products as well.”

Vice President of Sales - Mr. Wu Yao Hsiung
Mr. Wu comes to ANOCTM China with over 30 years experience in consumer product sales and distribution channel management and development. Mr. Wu has previously held senior positions with China Green, Master Kong Beverage Corporation and President Enterprises Corporation.

Mr. Wu stated, “I am pleased to join the ANOCTM China senior executive team and I am confident that I can use my over 30 years experience in managing fast sales growth and distribution management to facilitate the achievement of ANOC’s sales goals.”

Vice President of Supermarket Sales (KA Channel) - Mr. Lin Chih-Hsiang
Mr. Lin has over 22 years experience in the marketing of consumer beverage & food products. Mr. Lin has held senior positions with Jin Mai Lang Food Corporation, Master Kong Beverage Corporation and President Enterprises Corporation.

Mr. Lin stated, “The KA Channel is a key strategic distribution channel focus for ANOCTM and I am very excited to be appointed as the Vice President responsible for the KA Channel in China. I will focus on the development of ANOC’s KA Channel as my first priority and I will leverage my developed network in the KA Channels in China to accomplish this important task.”

Vice President of Human Resources – Ms. Yuan Xiao Jin
Ms. Yuan has over 17 years experience in human resources and consumer business management. Ms. Yuan has held senior position with Master Kong Beverage Corporation before she joined ANOCTM.

Ms. Yuan stated, “I am very excited to be appointed as the Vice President responsible for the Human Resources for ANOCTM and see the great potential for our ANOCTM products to make important social and health impacts on society. According to our business developmental plan, over the next 10 years we will need to recruit and train many experienced employees to work throughout many locations in China. I am very confident that my previous working skills and contacts will help me to build the ANOCTM professional team.”

President – Ms. Wang Qian
Ms. Wang has over 20 years experience in government relations and business management in China. As President, Ms. Wang will be responsible for the general management of ANOCTM China, government relationship and public relations. Ms. Wang has held senior positions with GLG Life Tech’s China operations including government relations and operations management.

Ms. Wang stated, “I am pleased to be appointed as President of ANOCTM China and I see our opportunity to leverage GLG’s leading stevia products and CAHFC’s product formation and production capabilities to deliver healthy food and beverage products in the fast growing China food and beverage market.”

In addition to the senior executive announced today, ANOCTM has also recruited over fifty midlevel managers responsible for product formulation, marketing and sales roles. ANOC is in the process of setting up a marketing and sales centre in Shanghai as well as an R&D centre for new products which are both expected to be completed by the end of February 2011.

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About ANOC Joint Venture

The ANOC joint venture will focus on the sale and distribution of all natural and zero calorie beverage and food products in China that are sweetened with GLG’s stevia extract products. ANOC will focus on the development of the all natural zero calorie brand of food and beverages (ANOCTM) and the establishment of sales and distribution of the ANOCTM products initially in China and thereafter for the international market. GLG will hold an 80% controlling stake in ANOC and CAHFC will hold 20%. Dr. Luke Zhang is the Chairman and CEO of ANOC and is supported by an experienced team of senior executives recruited from the beverage industry in China.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

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